FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of January, 2005

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ____________

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : FR0000120164 — NYSE : GGY)

Paris, January 5th 2005

CGG partially redeem its US$ 225 million Senior Notes

The Board of Directors of CGG held on December 8, 2004 authorized the company to partially redeem its US$ 225 million 10 5/8% Senior Notes, up to US$ 75 million. Such redemption implies the payment of an early reimbursement corresponding to a six-month interest, corresponding to 5.3125% of the total redemption amount, i.e. $3.984.37. The redemption of the notes shall actually take place on January 26, 2005.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For more information:

Christophe BARNINI          33 1 64 47 38 10

Internet : www.ccg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 – Massy Cedex
GENERAL COMPANY OF GEOPHYSICS
Date : January 5th, 2005	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /